Exhibit 99.(d)(1)(c)

Appendix A

TO THE AMENDED AND RESTATED INVESTMENT ADVISORY AGREEMENT BETWEEN

THE TRUST AND HC CAPITAL SOLUTIONS, AN OPERATING DIVISION OF

HIRTLE CALLAGHAN & CO., LLC

This Agreement applies to the following Portfolios of HC Capital Trust:

1.	The Institutional U.S. Equity Portfolio
2.	The ESG Growth Portfolio
3.	The Catholic SRI Growth Portfolio
4.	The Institutional International Equity Portfolio
5.	The Emerging Markets Portfolio
6.	The U.S. Government Fixed Income Securities Portfolio
7.	The U.S. Corporate Fixed Income Securities Portfolio
8.	The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio
9.	The Intermediate Term Municipal Bond II Portfolio

Effective March 9. 2021

Amended March 8, 2022 – Removed The Inflation Protected Securities Portfolio (liquidated 12/28/2021).